October 1, 2007


Causeway Capital Management Trust
11111 Santa Monica Boulevard, Suite 1500
Los Angeles, CA  90025

         RE:  EXPENSE LIMIT AGREEMENT


Dear Ladies and Gentlemen:

         Causeway International Value Fund (the "Fund") is a series of Causeway Capital Management Trust, a Delaware statutory trust (the "Trust"). The Trust, on behalf of the Fund, has entered into an agreement with Causeway Capital Management LLC ("Causeway") whereby Causeway provides investment advisory services to the Fund (the "Investment Advisory Agreement").

         We hereby agree with respect to each class of the Fund, for so long as this Expense Limit Agreement is in effect, to waive the fees payable to us under the Investment Advisory Agreement with respect to each class of the Fund or to reimburse the operating expenses allocable to each class of the Fund, to the extent that each class' operating expenses (excluding brokerage fees and commissions, interest, taxes, fees and expenses of other funds in which the Fund invests, and extraordinary expenses) exceed, in the aggregate, the rate per annum, as set forth in Schedule A, as a percentage of the average daily net assets of each class of the Fund. We agree that this obligation shall constitute a contractual commitment enforceable by the Trust and that we may not assert any right to reimbursement of any amounts so waived or reimbursed if such reimbursement would result in either class of the Fund exceeding the expense limits set forth in Schedule A.

         We acknowledge the limit of shareholder liability as set forth in the Declaration of Trust of the Trust and agree that any obligation assumed by the Trust pursuant to this agreement shall be limited in all cases to the Trust and its assets. We agree not to seek satisfaction of any such obligations from the shareholders of the Trust, nor from the Trustees of the Trust.

         Except insofar as the Investment Company Act of 1940, as amended, or other federal laws and regulations may be controlling, this agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of California.


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October 1, 2007
Page 2


         This Expense Limit Agreement is effective as of October 1, 2007 and shall continue in effect until September 30, 2008. This Agreement may be terminated at any time by the Trust's Board of Trustees and will terminate automatically in the event of the termination of the Investment Advisory Agreement. Any amendment to this agreement shall be in writing signed by the parties hereto.

         If you are in agreement with the foregoing, please sign the form of acceptance on the enclosed counterpart hereof and return the same to us.


                                  Very truly yours,


                                  CAUSEWAY CAPITAL MANAGEMENT LLC



                                  By: /s/ Gracie V. Fermelia
                                     -----------------------------------------
                                     Gracie V. Fermelia, Chief Operating Officer



The foregoing agreement is hereby
accepted as of October 1, 2007

CAUSEWAY CAPITAL MANAGEMENT TRUST,
on behalf of the Fund and each class of the Fund listed in Schedule A to this Agreement



By: /s/ Turner Swan
   ----------------------------------
Title: President and Secretary
      -------------------------------



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                                    SCHEDULE A



       --------------------------------------------- ---------------------
        CAUSEWAY INTERNATIONAL VALUE FUND             EXPENSE LIMIT
       --------------------------------------------- ---------------------
        Investor Class                                1.30%
       --------------------------------------------- ---------------------
        Institutional Class                           1.05%
       --------------------------------------------- ---------------------